RMS

SEC 17005831

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

FEB 27 2017

Washington DC
416

SEC FILE NUMBER
~~8 - 69657~~

8-69269

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YYYY) AND ENDING 12/31/2016 (MM/DD/YYYY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

BREAKWATER GROUP DISTRIBUTION SERVICES, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

350 MADISON AVENUE - 19TH FLOOR
(No. and Street)

NEW YORK	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RICHARD SOBEL (212) 751-4422
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP
(Name -- *if individual, state last, first, middle name*)

1185 AVENUE OF THE AMERICAS	NEW YORK	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CM

OATH OR AFFIRMATION

I, RICHARD SOBEL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BREAKWATER GROUP DISTRIBUTION SERVICES, LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NO EXCEPTIONS

Signature

FINOP

Title

Notary Public

CLAUDIA TAYLOR
NOTARY PUBLIC, State of New York
No. 01TA5068172
Qualified in Kings County
Commission Expires 10/28/2018

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Exemption report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

RSM

RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Member
Breakwater Group Distribution Services, LLC

We have audited the accompanying statement of financial condition of Breakwater Group Distribution Services, LLC (formerly known as Breakwater Group, LLC) (the Company) as of December 31, 2016, and the related notes (the financial statement). This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2016, in conformity with accounting principles generally accepted in the United States.

RSM US LLP

New York, New York
February 23, 2017

Breakwater Group Distribution Services, LLC
(a limited liability company)
Statement of Financial Condition
As of December 31, 2016

Assets	
Cash	$ 1,618,602
Distributor fees receivable	162,895
Due from affiliates	7,581
Fixed assets (net of accumulated depreciation of $769)	5,823
Prepaid expenses	4,912
Total assets	$ 1,799,813
Liabilities and Member's Equity	
Liabilities:	
Accounts payable and accrued expenses	$ 49,938
Total liabilities	49,938
Member's equity	1,749,875
Total liabilities and member's equity	$ 1,799,813

The accompanying notes are an integral part of this financial statement.

Breakwater Group Distribution Services, LLC
(a limited liability company)
Notes to the Financial Statement

Note 1. Organization

Breakwater Group Distribution Services, LLC (formerly known as Breakwater Group, LLC) (the "Company") was formed under the laws of the State of Delaware on March 20, 2013. The Company is registered as a broker-dealer in securities with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company earns its revenue from distribution fees.

The Company operates under the exemption provisions of paragraph (k)(2)(i) of SEC Rule 15c3-3 and , according, is exempt from the remaining provision of that rule.

Note 2. Significant Accounting Policies

Accounting Policies: The Company follows generally accepted accounting principles ("GAAP"), as established by the Financial Accounting Standards Board (the "FASB"), to ensure consistent reporting of financial condition, results of operations and cash flows.

Cash: Cash consists of cash in banks, primarily held at one financial institution.

Use of Estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions in determining the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Accounting for Income Taxes: The FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are more likely than not of being sustained when challenged or when examined by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ended December 31, 2016, management has determined that there are no uncertain tax positions. All tax years since inception generally remain subject to examination by U.S., Federal and respective state and local tax authorities.

As a limited liability company, the Company is not subject to federal income taxes. The Company's member separately accounts for its share of the Company's items of income, deductions, losses and credits. Therefore, these financial statements do not include any provision for federal income taxes.

Recent Accounting Pronouncements: In May 2014, FASB issued ASU 2014-09, *Revenue form Contracts with Customers (Topic 606)*, which supersedes the revenue recognition requirements in Topic 605, *Revenue Recognition*. Under the new guidance, an entity should recognize revenue to depict the fees and commissions for services rendered to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for these services rendered. ASU 2014-09 also requires additional disclosures about the nature, amount, timing and uncertainty or revenue and cash flows. In August 2015 the FASB issued ASU No. 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the effective Date. ASU No. 2015-14 defers the effective date of ASU No. 2014-09 for non-public companies to annual reporting periods beginning after December 15, 2017. The Company is currently evaluating the impact these ASUs will have on its financial statements.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*. The guidance in this ASU supersedes the leasing guidance in Topic 840, *Leases*. Under the new guidance, lessees are required to recognize lease assets and lease liabilities on the balance sheet for all leases with terms longer than 12

Note 2. Significant Accounting Policies (continued)

months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. The new standard is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. The Company currently evaluating the impact of our pending adoption of the new standard on our financial statements.

Note 3. Equipment

Network equipment	$ 6,592
Less accumulated depreciation	769
	$ 5,823

Note 4. Related Party Transactions

The Company pays a related entity under an administrative services agreement. The amount paid represents the Company's allocable share of rent, utilities and employee compensation as defined in the agreement. As of December 31, 2016, $7,581 related to the administrative services agreements is included in due from affiliates on the statement of financial condition.

All of the Company's revenue is derived from accounts that are managed by the managing member. The accounts receivable from this revenue at December 31, 2016 was $162,895.

Note 5. Off-Balance Sheet Risk and Concentration of Risk

The Company, at times, maintains its cash balances in bank deposit accounts in excess of federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash.

Note 6. Regulatory Requirements

The Company is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1"). The Company computes its net capital requirements under the basic method provided for in Rule 15c3-1, which requires the Company to maintain net capital equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness. Net capital and aggregate indebtedness fluctuate on a daily basis; however, at December 31, 2016, the Company had net capital, as defined, of $1,568,664, which was $1,563,664 in excess of the required net capital of $5,000. The Company's net capital ratio was 0.03 to 1.

Note 7. Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects risk of loss to be remote.

Note 8. Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date these financial statements were available to be issued. On February 1, 2017, the Company distributed $1,200,000 of its equity to the managing member.